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                                                                    EXHIBIT 20

BB&T                                                       BB&T Corporation
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                                                 Public Relations
                                                 200 West Second Street
                                                 Winston-Salem, NC 27101


October 29, 1997                            News Release

FOR IMMEDIATE RELEASE

Contacts:
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

ANALYSTS                                                   MEDIA
B. Gloyden Stewart, Jr.      Scott E. Reed                 Bob Denham             Tollie W. Rich, Jr.
BB&T                         BB&T                          BB&T                   Life Bancorp
Senior Vice President        Sr. Exec. Vice President      Vice President         Exec. Vice President
Investor Relations           Chief Financial Officer       Public Relations       Chief Operating Officer
(919) 246-4219               (910) 733-3088                (910) 733-2202         (757) 858-1088

                                                           Clarence W. Keel
                                                           Life Bancorp
                                                           Vice President
                                                           Investor Relations
                                                           (757) 858-1088

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BB&T to acquire Life Bancorp, Inc. of Norfolk, VA.

    WINSTON-SALEM, N.C. - BB&T Corporation (NYSE:BBK) announced today that a definitive agreement has been executed to acquire Life Bancorp, Inc. (NASDAQ/NMS:LIFB) of Norfolk, Va., in a stock transaction valued at $359.2 million, based on BB&T's closing price of $54.88 on Tuesday, Oct. 28. The acquisition will give BB&T the largest market share of deposits in the Southside Hampton Roads area, which includes Norfolk, Virginia Beach, Chesapeake, Portsmouth and Suffolk.

    The transaction, approved by the boards of directors of both companies, will be accounted for as a pooling of interests. Based upon BB&T's closing price on Oct. 28, the transaction is valued at $32.93 per share. The exchange will be .58 shares of BB&T common stock, for each of Life Bancorp common stock, if BB&T stock is trading at $57 or higher. The exchange ratio may be increased, in increments, to a maximum of .60 shares if BB&T's common stock price is between $57 and $55, and below $55 will be fixed at .60 shares. Pricing will be based on the average of BB&T's closing prices for a specific period prior to closing the transaction.



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    Life Bancorp, with approximately $1.5 billion in assets, operates 20 full service banking offices in Norfolk, Virginia Beach, Chesapeake, Portsmouth and Suffolk through its banking subsidiary, Life Savings Bank, FSB. Its primary businesses are retail banking and mortgage banking.

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    "Life Bancorp is an outstanding institution that gives us a substantial presence in southeastern Virginia as well as the top market share in Southside Hampton Roads," said John Allison, BB&T chairman. "Our goal in Virginia is to build a statewide franchise that excels in unmatched customer service value and personal attention. The addition of Life Bancorp and their tradition of providing outstanding service is a major step in achieving this goal."

    Under terms of the agreement, Life has granted BB&T an option to purchase Life Bancorp common shares up to 19.9% of shares currently outstanding. The option agreement is only exercisable under certain circumstances.

    BB&T will have approximately $3.5 billion in assets and $2.3 billion in deposits in Virginia following the merger. BB&T controls the largest share of deposits in the Carolinas and plans to build a similar franchise in Virginia. BB&T of Virginia, which is expected to acquire Virginia First Financial Corporation of Petersburg, Va. by year end, currently operates 53 branches in 26 cities and towns.

    "We are delighted to team up with an institution with the financial strength, image and market performance of BB&T and, importantly, the merger enables us to offer a broader range of products, services and technologies to meet our customers' needs," said Edward E. Cunningham, president and CEO of Life Bancorp. Mr. Cunningham will serve as chairman of the board of directors of BB&T Virginia.

    The merger, which is subject to the approval of the shareholders of Life Bancorp and the federal and state banking regulators, is expected to be completed by spring 1998.

    BB&T operates 485 banking offices throughout the Carolinas and Virginia.